BlueFire Equipment Corporation
1113 Vine Street, Suite 148
Houston, TX 77002

July 11, 2012

H. Roger Schwall
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

RE:         BlueFire Equipment Corporation
Registration Statement on Form S-1 (Amendment No. 1)
Filed June 15, 2012
File No. 333-181444

Dear Mr. Schwall:

The letter responds to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letter from the Staff to BlueFire Equipment Corporation (the "Company" or "BlueFire") dated July 6, 2012.

We hope this letter is responsive to your comments and requests for information. The Company's goal is to resolve these outstanding comments in a manner that is acceptable to the Staff.

Our responses utilize the same captions contained in the SEC's letter, and are numbered to correspond to the numbers assigned in such letter. For your convenience, our responses are prefaced by the Commission's corresponding comment.

Registration Statement on Form S-1

Prospectus Summary

1.           Prior comment 3 from our letter dated June 11, 2012 asked you to provide support for your statement regarding "initial reports from our customers." In response you have provided us with drilling data from Ranken Energy. Tell us your relationship with Ranken. It is not clear that Ranken is one of your customers. Furthermore, the quote cited multiple customers so we reiterate the comment. With regard to the Ranken data, it is not clear to us whether you have provided us with the entire Ranken report or excerpts. Most of that part of your response is technical data. It is thus not clear whether the "us" in the evaluative statement that the "empirical data obtained from drilling the referenced wells leads us to believe" is referring to Ranken or the company. Please advise.

Company Response
In response to the Staff's comment, we wish to clarify that Ranken Energy is one of our customers. The evaluative statement drafted by BlueFire and included with the prior submission was a summary of a multitude of drilling reports obtained from Ranken Energy. Due to the sensitive nature of such detailed data belonging to Ranken Energy and our other customers, and the confusion such prior statements appear to have caused, we have chosen instead to omit the statements from our amended registration statement. Therefore, we have revised our disclosure throughout the prospectus to delete language referencing the potential benefits of our technology indicated from customer reports.

Dilution, page 21

2.           We note your response to comment 6 in our letter dated June 12, 2012. It appears that your revised disclosure provides information regarding the effect of this offering on tangible assets. Please note that your calculation of dilution from this offering should be based on net tangible book value pursuant to Item 506 of Regulation S-K. In addition, please note that the calculation of net tangible book value after this offering should only exclude expenses associated with the offering.

Company Response
In response to the staff's comment, the Company has revised the table entitled “dilution” and associated explanations in accordance with Item 506 of Regulation S-K. A detailed calculation of elements provided in the table has been provided below.

Detailed Calculation of Dilution to Net Tangible Book Value per Share
Row #		100% of offered shares sold	75% of offered shares sold	50% of offered shares sold

1	Offering Price	$0.010	$0.010	$0.010

2	Net Tangible Book Value at 3/31/12	$173,540	$173,540	$173,540
3	Shares Outstanding at 3/31/12	9,473,684	9,473,684	9,473,684
4	Net Tangible Book Value per share at 3/31/121	$0.018	$0.018	$0.018

5	Net Tangible Book Value post offering2	$229,790	$211,040	$192,290

6	Shares Issued and Outstanding	16,973,684	15,098,684	13,223,684
7	Net Tangible Book Value per share post offering3	$0.014	$0.014	$0.015

8	Net Tangible Book Value per share at 3/31/12	$0.018	$0.018	$0.018
9	Net Tangible Book Value per share post offering	$0.014	$0.014	$0.015
10	Decrease in Net Tangible Book value per share 4	$0.004	$0.004	$0.003

	Footnotes:
	1) Net Tangible Book Value per share at March 31, 2012 equals row 2 divided by row 3.

2) Net Proceeds from the Offering equal $56,250, $37,500 and $18,750 for 100%, 75% and 50% of the Total Offering shares sold, respectively. Net Proceeds from the Offering have been added to Net Tangible Book Value to reflect the Net Tangible Book Value Post Offering.

	3) Net Tangible Book Value per share post offering equals row 5 divided by row 6.
	4) Decrease in Net Tangible Book Value per share equals row 8 minus row 9.

Please feel free to contact me if I can provide any further information related to this filing or the Company.

Sincerely,

/s/ William A. Blackwell
William A. Blackwell
Chief Executive Officer